Exhibit 99.70

The Export-Import Bank of the United States approves US$15.8 Million Financing for ESM to Advance Zinc and Critical Minerals Production in New York

Vancouver, BC – June 19, 2025 – Titan Mining Corporation (TSX: TI; OTCQB: TIMCF) (“Titan” or the “Company”) is pleased to announce that the Export-Import Bank of the United States (“EXIM”) has approved a US$15.8 million financing for its wholly owned subsidiary, Empire State Mines LLC (“ESM”), to fund critical capital development in support of expanding zinc production and advancing ESM’s critical minerals portfolio in St. Lawrence County, New York.

This marks EXIM’s first direct mining transaction under the Make More in America Initiative (“MMIA”), a landmark federal initiative aimed at reshoring industrial capacity, securing U.S. supply chains for critical materials and expanding the domestic manufacturing base.

Highlights:

●	EXIM’s first mining loan under MMIA, signaling federal recognition of Titan’s role in restoring domestic mineral production

●	First step in a strategic financing partnership as Titan develops the first integrated natural flake graphite operations in the United States since 1956

●	Long-term, fixed-rate financing (7-year tenor, 2-year interest-only grace period) to support zinc expansion, whilst ESM is focused on graphite facility build-out

●	Funds will be used for capital equipment and infrastructure upgrades to support existing and future operations at ESM

●	Cash-generative zinc operations at ESM will help de-leverage existing facilities, reduce cost of capital, while enabling early investment into graphite

●	Job creation and retention commitments: 135 jobs retained, and 10 new positions targeted under EXIM requirements

●	Efficient balance sheet structuring with Titan retaining flexibility for future growth and financings

Don Taylor, CEO of Titan commented: “This financing marks a major step forward for Titan and the Empire State Mine. It enables us to further expand zinc production, accelerate our graphite development, and importantly, retain 135+ high-quality jobs in upstate New York while creating new skilled positions as we grow. EXIM’s support reflects the strategic importance of our assets and validates our long-term vision”

Rita Adiani, President of Titan commented: “This is a foundational milestone—not just for Titan, but for U.S. mineral policy. With this EXIM facility, we’re building a secure, transparent supply of critical minerals and investing in energy and defense supply chains. We’re proud to be EXIM’s first mining partner under Make More in America.”

“I am proud that the Board approved our eighth Make More in America transaction,” said Acting President and Chairman James Cruse. “This deal underscores EXIM’s commitment to strengthening U.S. supply chains, competing with the People’s Republic of China, and supporting good-paying American jobs.”

About EXIM

Established in 2022, the Make More in America initiative (MMIA) directs an all-of-government approach to assessing vulnerabilities in, and strengthening the resilience of, the United States’ critical supply chains. By leveraging its existing financing capabilities, with priority given to small businesses and transformational export areas, including critical minerals, EXIM is working to help level the playing field for American companies competing in overseas markets, especially those with export-oriented domestic manufacturing nexuses.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that funds will be used for capital equipment and infrastructure upgrades to support existing and future operations at ESM; Cash-generative zinc operations at ESM will help de-leverage existing facilities, reduce cost of capital, while enabling early investment into graphite; future growth and financings; and expansion of zinc operations and the reestablishment of U.S. natural graphite production. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.